enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 6, 2011

Enerplus Announces 2011 First Quarter Results Conference Call and Annual General Meeting Webcast

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the first quarter of 2011 at 4:00 a.m. MT (6:00 a.m. ET) on Friday, May 13, 2011. A conference call hosted by Mr. Gordon J. Kerr, President and CEO will be held at 8:30 a.m. MT (10:30 a.m. ET) to discuss these results. The complete MD&A and Financial Statements for the first quarter will be available on our website at www.enerplus.com as well as our SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

Q1 Results Live Conference Call

Date: Friday, May 13, 2011
Time: 8:30 a.m. MT/10:30 a.m. ET
Dial-In: 647-427-7450
             1-888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3503940

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
             1-800-642-1687 (toll free)
Passcode: 63320257

Annual General Meeting Details

Enerplus Corporation will also be hosting our Annual General Meeting on Friday, May 13, 2011 at 10:00 a.m. MT (12:00 p.m. ET) at the Metropolitan Conference Centre in Calgary, Alberta. Mr. Gordon J. Kerr will provide an update on Enerplus' operations starting at 10:05 a.m. MT (12:05 p.m. ET). This update will be available via webcast – see details below:

Date: Friday, May 13, 2011
Time: 10:05 a.m. MT/12:05 p.m. ET
Webcast: http://w.on24.com/r.htm?e=304235&s=1&k=180BA009A250953D1FCF5026312DCE0A

A replay of the webcast will be available after the meeting on our website at www.enerplus.com.

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.